Exhibit 1(h)

SUNAMERICA EQUITY FUNDS

CERTIFICATE OF AMENDMENT TO DECLARATION OF TRUST

I, Gregory N. Bressler, the duly elected Secretary of SunAmerica Equity Funds (the “Trust”), a Massachusetts business trust, hereby certify as follows:

1. That the Trust was organized as Massachusetts business trust under a Declaration of Trust dated June 18, 1986, as amended (as so amended, referred to as the “Declaration of Trust”).

2. That the second paragraph of Section 10.1 of the Declaration of Trust has been amended by the Trustees of the Trust at a meeting of the Board of Trustees of the Trust held on November 9, 2006 to read as follows:

In the event of the establishment of series or classes as contemplated by Section 6.9, Shareholders of each such series or class shall, with respect to those matters upon which Shareholders are entitled to vote, be entitled to vote only on matters affecting such series or class, and voting shall be by series or class and require a Majority Shareholder Vote of each series or class that would be affected by such matter where required by applicable law, except that all Shares (regardless of series or class) shall be voted as a single voting class, or a Majority Shareholder Vote of each series or class shall be necessary where required by applicable law.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of December, 2006.

By:	/s/ GREGORY N. BRESSLER
Name:	Gregory N. Bressler
Title:	Secretary